Exhibit 21.1

MAJOR SUBSIDIARIES OF BLOCK, INC.*

Subsidiary name	Jurisdiction of incorporation
Afterpay Australia Pty Ltd	Australia
Afterpay Holdings Pty Ltd	Australia
Afterpay Pty Ltd	Australia
Afterpay US, Inc.	Delaware, U.S.
Lanai (AU) 1 Pty Ltd	Australia
Lanai (US) 1, LLC	Delaware, U.S.
Lanai (US) 2, LLC	Delaware, U.S.

* Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Block, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.